September 9, 2005


Mr. Jon Lever
Chief Financial Officer
Wealth Minerals Ltd.
#1901-1177 W. Hastings St.
Vancouver, British Columbia V6E 2K3

	Re:	Wealth Minerals Ltd. Hhlkjldkfjonl
		Forms 20-F and 20-F/A for Fiscal Year Ended November 30,
2004
		Filed May 31, 2005 and July 6, 2005
		File No. 0-26636

Dear Mr. Jon Lever:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2004

Liquidity & Capital Resources, page 24

1. We note that the amounts reflected in your discussion of cash flows on page 24 do not agree to your statement of cash flows. For example but without limitation, you indicate $1,355,000 of cash was used in operating activities during fiscal year 2004 while your statement of cash flows, on Form 20-F/A, filed July 6, 2005 shows $1,184,085. Please modify your document to provide a presentation which agrees with your financial statements.






Form 20-F/A for the Fiscal Year Ended November 30, 2004

Auditors` Report

2. We note that the auditors` report does not state the audit of your financial statements was conducted in accordance with standards of the Public Company Accounting Oversight Board. Please include financial statements that are audited in accordance with the Public
Company Accounting Oversight Board. Please refer to General Instruction E(c) and Instruction 2 to Item 8.A.2 of Form 20-F. Additionally please refer to Interpretive Release 33-8422 Guidance Regarding the Public Company Accounting Oversight Board`s Auditing and Related Professional Practice Standard No. 1 at (http://www.sec.gov/rules/interp/33-8422.htmCommission).

3. We note the audit report of, Sadovnick Telford + Skov, includes an explanatory paragraph indicating that cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors, although they appear to be taking responsibility for all periods in which cumulative amounts are presented in your financial statements. Please have your auditor`s modify their report to eliminate this inconsistency. To the extent, if any, Sadovnick Telford + Skov are relying on other auditors those auditors` report should be included in your filing. Refer to Instruction 2 to Item 8.A.2 of Form 20-F and Rule 2-05 of Regulation
S-X.

Note 5 Mineral Properties, page12

4. We note your disclosure identifying your purchase of a 70% interest in Amata Project in Southern Peru which appears to obligate you to incur work expenditures and make significant specified future
cash payments.  Please expand your note disclosures to clarify what
portion of these obligations is unavoidable and the consequences of
non-performance.  In this regard we note your disclosures on pages
12
and 19 of Form 20-F, filed May 31, 2005, suggesting you will allow the option to lapse. To the extent you have future obligations under this arrangement please include these in you tabular presentation of contractual obligations as set forth on page 24 of Form 20-F filed on
May 31, 2005.







Engineering Comments

Stage of Development, page10

5. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

General Exploration and Mining Risks, page 9

6. Add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

7. Early in this section, the company should indicate that it is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of the properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Capital Expenditures, page 9

8. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin/forms/industry. htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Business Overview, page 13

9. The fourth paragraph states that the company utilizes certified independent geological consultants to collect samples, perform and review test results, and request additional test work. Please identify these consultants and/or directors. Provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Location and Introduction, page 14 & Location, page 18

10. For the properties, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The location, means of access to the properties, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the properties.
* A description of any work completed on the properties and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the properties.
* The total cost of the properties has incurred to date and planned future costs.
* The source of power and water that can be utilized at the properties.
* If applicable, provide a clear statement that the properties are without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

11. Insert a small-scale map showing the location and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Location and Introduction, page 15 & 18

12. The last paragraph on this page refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please me at (202) 551-3745 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


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Jon Lever
Chief Financial Officer
September 9, 2005
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010